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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires:February 29, 2008 Estimated average burden hours per response . . . . . . . . . . 1.50

Amendment No. 1 to Form 15 on

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-8546
SYMS CORP
(Exact name of registrant as specified in its charter)
One Syms Way, Secaucus, New Jersey 07094
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, $0.05 Par Value Per Share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	❑	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	❑	Rule 12h-3(b)(1)(ii)	❑

Rule 12g-4(a)(2)(i)	❑	Rule 12h-3(b)(2)(i)	❑

Rule 12g-4(a)(2)(ii)	❑	Rule 12h-3(b)(2)(ii)	❑

		Rule 15d-6	❑

Approximate number of holders of record as of the certification or notice date:			282

Explanatory Note: The purpose of this Amendment No. 1 to the Form 15 is to certify that subsequent to the filing of certain Post-Effective Amendments to Registration Statements on Forms S-8 (File Nos. 333-127399, 333-44254, and 2-97033) on January 31, 2008 Syms had fewer than 300 holders of record of its common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Syms Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	January 31, 2008	By:	/s/ Marcy Syms

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

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